

July 9, 2020

Jason Remillard
Chief Executive Officer
Data443 Risk Mitigation, Inc.
101 J Morris Commons Lane
Suite 105
Morrisville, NC 27560

      Re: Data443 Risk Mitigation, Inc.
          Form 10-K for the Year Ended December 31, 2019
          Filed April 17, 2020
          File No. 000-30542

Dear Mr. Remillard:

      We issued comments to you on the above captioned filing on June 10, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 23, 2020.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology